                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, N.Y. 10174-1901
                                 (212) 818-8800
FACSIMILE:                                                         DIRECT DIAL
                                                                      NUMBER
(212) 818-8881                                                    (212) 818-8638

                                                 May 27, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: Juniper Partners Acquisition Corp.
                      Amendment No. 2 to Registration Statement on Form S-1
                      Filed May 3, 2005
                      File No. 333-123050
                      -------------------

Dear Mr. Reynolds:

         On behalf of Juniper Partners Acquisition Corp. ("Company"), we respond as follows to the Staff's comment letter received on May 23, 2005 relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 2. Via
Federal Express, we are providing four (4) courtesy hard copies of such marked
Amendment No. 3 to William Bennett. Please note that for the Staff's convenience, we have repeated each of the Staff's comments in this letter and then provided the Company's response to each such comment immediately thereafter. We have also, where appropriate, indicated in the margins of the courtesy hard copies of the marked Amendment No. 3 where in such amendment our responses to the Staff's comments are reflected.

GENERAL

1.       WE NOTE THE COMPANY'S DISCLOSURE ON THE PROSPECTUS COVER PAGE AND
         ELSEWHERE CONCERNING THE NATURE OF THE COMPANY'S EFFORTS TO DATE TO
         LOCATE POTENTIAL BUSINESS COMBINATION CANDIDATES. IN THE CONTEXT OF
         WHETHER THE COMPANY HAS HAD CONTACT WITH POTENTIAL ACQUISITION
         CANDIDATES, PLEASE DO NOT LIMIT YOUR RESPONSES TO THE COMPANY'S
         OFFICERS, DIRECTORS, PROMOTERS, OR OTHER AFFILIATES. DISCLOSE WHETHER
         AN AGENT OR OTHER REPRESENTATIVE (IN ADDITION TO ANY OFFICER, DIRECTOR,
         EMPLOYEE, SHAREHOLDER, OR AFFILIATE OF THE COMPANY) OF THE ISSUER HAS
         TAKEN ANY MEASURE, DIRECT OR INDIRECT, TO LOCATE A TARGET BUSINESS. IF
         UNAFFILIATED SOURCES HAVE APPROACHED YOU WITH POSSIBLE CANDIDATES, THEN
         SO DISCLOSE OR ADVISE SUPPLEMENTALLY. PLEASE NOTE IN PARTICULAR THAT WE
         ARE NOT SEEKING SIMPLY WHETHER A POTENTIAL BUSINESS COMBINATION
         CANDIDATE HAS BEEN "SELECTED," BUT ARE LOOKING MORE TO THE TYPE, NATURE
         AND RESULTS TO DATE OF ANY AND ALL DILIGENCE, DISCUSSIONS, NEGOTIATIONS
         AND/OR OTHER SIMILAR ACTIVITIES UNDERTAKEN, WHETHER DIRECTLY BY THE
         COMPANY OR AN AFFILIATE THEREOF, OR BY AN UNRELATED THIRD PARTY, WITH
         RESPECT TO ONE OR MORE SPECIFIC BUSINESS COMBINATION TRANSACTION
         INVOLVING THE COMPANY, OR MERELY GENERAL CONSIDERATIONS AS TO THE
         COMPANY AND A BUSINESS COMBINATION TRANSACTION. IN PROVIDING SUCH
         DISCLOSURE, PLEASE MAKE EVERY EFFORT TO BE COMPLETE AND THOROUGH IN
         YOUR DISCUSSION TO ENSURE THAT ALL POSSIBLE PERSONS OR ENTITIES,
         ACTIVITIES, AND CIRCUMSTANCES FOR WHICH WE ARE SEEKING DISCLOSURE ARE
         COVERED BY SUCH DISCLOSURE. PLEASE NOTE THAT THE INCLUSION OF
         INCOMPLETE, QUALIFIED, OR LIMITED DISCLOSURE IS LIKELY TO RESULT IN
         ADDITIONAL COMMENT. PLEASE SEE INSTRUCTION 6 TO ITEM 504 OF REGULATION
         S-K.

         We have expanded the disclosure on the cover page of the prospectus to make clear that we have neither contacted, nor been contacted by, any target businesses or their representatives. In addition, we have expanded our disclosure on the first page of the "Summary" section, as well as in the risk factor on page 12 entitled "Since we are not limited to any particular industry..." and under "Proposed Business" in the last paragraph of the subsection entitled "The media and entertainment industry" on page 28 and in the subsection entitled "Effecting a business combination -- We have not identified a target business" on page 29, to include the fact that no person or entity has taken any measure, direct or indirect, to identify or locate a potential target business for or on behalf of the Company (other than management's generation of a preliminary database of domestic companies operating within a particular segment of the media and entertainment industry from its own informal internet search, described below in response to comment 9). The foregoing sections now also make it clear that (a) the Company has not selected any target business for a business combination; (b) none of the Company's affiliates, agents or representatives has had, directly or indirectly, any contact or discussions with representatives of any company regarding any type of potential business combination with such company nor has the Company or any of its agents or affiliates been approached, directly or indirectly, by any potential candidates
(or representatives of any potential candidates) with respect to such a transaction or by any unaffiliated third party with respect to a potential candidate or a potential transaction with such a candidate; and

(c) the Company has not engaged or retained any agent or other representative to identify or locate any suitable candidate for a proposed business combination with the Company.

2.       PLEASE CLARIFY WHETHER THE FUNDS NOT HELD IN TRUST COULD BE USED AS A
         DOWN PAYMENT OR A LOCKUP IN A PROPOSED BUSINESS COMBINATION. TO THE
         EXTENT THEY CAN, EXPLAIN HOW ONGOING EXPENSES WILL BE SATISFIED AND
         INCLUDE APPROPRIATE LINE ITEM DISCLOSURE IN THE USE OF PROCEEDS SECTION
         IDENTIFYING SUCH USE. IN ADDITION, TO THE EXTENT THE FUNDS NOT HELD IN
         TRUST COULD BE USED FOR SUCH PURPOSE, THE SUMMARY AND RISK FACTOR
         DISCLOSURE SHOULD MAKE CLEAR THAT IN THE EVENT OF A BREACH BY THE
         COMPANY, THESE FUNDS WOULD BE FORFEITED, THE COMPANY WOULD NO LONGER BE
         ABLE TO CONDUCT DUE DILIGENCE OR OTHER SIMILAR OPERATIONS WITHOUT
         ADDITIONAL FINANCING, AND THAT WITHOUT ADDITIONAL FINANCING, HOLDERS OF
         THE SERIES A UNITS COULD LOSE THEIR ENTIRE INVESTMENT FROM THE OUTSET
         SINCE THE COMPANY WOULD NO LONGER HAVE FUNDS WITH WHICH TO CONDUCT ITS
         SEARCH.

         We have added disclosure at the end of the risk factor entitled
"Purchasers of Series A units are likely to lose all or substantially all of their investment if we do not complete a business combination" on page 10 and in the "Use of Proceeds" section on page 23, to indicate that the funds not held in trust could be used by the Company to fund a down payment or a "no-shop"
provision in connection with a proposed business combination, although the
Company has no present intention to do so. We have also added disclosure in such risk factor to indicate that if the Company did provide for a down payment or no-shop payment from the non-trust fund proceeds and it was subsequently required to forfeit such payment (whether as a result of its breach or otherwise), the Company would likely not have sufficient remaining funds to continue its search for, or conduct due diligence with respect to, another target business. Because we deem such payments to be miscellaneous expenses in connection with a business combination and such amounts cannot be determined until a later date in connection with the negotiation of a specific business combination, we have included the requested disclosure in the explanatory paragraphs following the line items rather than as a separate line item itself.
We have also added disclosure to the "Summary" section on page 7 indicating that if the Company's non-trust related funds prove inadequate to fund its operating expenses prior to a business combination, it is likely that, without additional financing, the Company would be unable to consummate a business combination and the holders of its Series A units would lose their entire investment, as we believe such general risk language to be more comprehensive and more appropriate to the summary section than any one example of how such funds might prove insufficient (i.e., the more narrow discussion of a possible forfeited down payment).

3.       WE NOTE THAT YOUR INITIAL BUSINESS COMBINATION MUST BE WITH A BUSINESS
         WITH A FAIR MARKET VALUE OF AT LEAST 80% OF YOUR NET ASSETS AT THE TIME
         OF ACQUISITION. PLEASE CLARIFY THROUGHOUT THAT THERE IS NO LIMITATION
         ON YOUR ABILITY TO RAISE FUNDS PRIVATELY OR THROUGH LOANS THAT WOULD
         ALLOW YOU TO ACQUIRE A COMPANY WITH A FAIR MARKET VALUE IN ANY AMOUNT
         GREATER THAN 80% OF YOUR NET ASSETS AT THE TIME OF ACQUISITION.
         DISCLOSE AS WELL WHETHER ANY SUCH FINANCING ARRANGEMENTS HAVE BEEN
         ENTERED INTO OR CONTEMPLATED WITH ANY THIRD PARTIES TO RAISE SUCH
         ADDITIONAL FUNDS THROUGH THE SALE OF SECURITIES OR OTHERWISE.

         We have expanded the disclosure in the "Summary" section on page 2, as well as in "Management's Discussion and Analysis of Financial Condition and
Results of Operations" in the second to last paragraph on page 27 and under
"Proposed Business" in the subsections entitled "- Selection of a target business..." on page 30 and "- Fair market value of target business" on page 31, to clarify that (a) there is no limitation on the Company's ability to raise funds through the sale of the Company's securities or through loan arrangements to effect a business combination with a target business that has a fair market value significantly in excess of 80% of the Company's net assets at the time of the acquisition, and (b) the Company has not engaged or retained, had any discussions with, or entered into any agreements with, any third party regarding any such potential financing transaction.

4.       ANNEXED SCHEDULE A DOES NOT IDENTIFY THE PRINCIPALS, OFFICERS,
         DIRECTORS, AFFILIATES OR COUNSEL THAT HAVE BEEN INVOLVED IN THE VARIOUS
         DEALS. KINDLY PROVIDE THIS INFORMATION.

         We have revised Schedule A as requested based on publicly available information as of the date hereof and included it herewith.

PROSPECTUS SUMMARY, PAGE 1

5.       WE NOTE YOUR DISCLOSURE, BOTH HERE AND ELSEWHERE IN THE PROSPECTUS,
         CONCERNING THE ABILITY OF THE COMPANY TO ENTER INTO MULTIPLE
         COMBINATION TRANSACTIONS WHILE STILL MEETING THE 80% OF NET ASSETS
         TEST. PLEASE PROVIDE ADDITIONAL DISCLOSURE TO DISCUSS THE SPECIAL
         ISSUES AND CONCERNS THAT WOULD ARISE IN ATTEMPTING TO CONSUMMATE THE
         ACQUISITION OF SEVERAL OPERATING BUSINESSES AT THE SAME TIME.

         We have added the requested disclosure on page 1 and expanded our language addressing such concerns in the risk factor entitled "Initially we will only be able to complete one business combination ..." on page 15. We have also added language in the "Proposed Business" section under the subsection entitled
" - Lack of business diversification" on page 31 in response to this comment.

6.       WE NOTE THE COMPANY'S STATEMENT ON PAGE 2 THAT THE "LIQUIDITY OF THE
         UNITS AND GENERAL MARKET CONDITIONS" WILL IMPACT ON HCFP/BRENNER'S
         DETERMINATION OF WHETHER TO ALLOW THE COMMON STOCK AND WARRANTS TO
         BEGIN TRADING SEPARATELY PRIOR TO THE 90TH DAY AFTER THE DATE OF THE
         PROSPECTUS. PROVIDE DISCLOSURE TO DETAIL SUCH "LIQUIDITY" AND "GENERAL
         MARKET CONDITIONS" HERE AND ELSEWHERE IN THE PROSPECTUS AS APPROPRIATE.

         We have revised the disclosure in the "Summary" section on page 3 in the subsection entitled "The Offering - Securities offered" and in "Description of Securities" under the subsection entitled "Units" on page 45 to indicate that
HCFP/Brenner Securities' decision regarding whether or not to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus will be based on its assessment of the relative strengths of the securities markets and small-cap companies in general and the trading pattern of, and demand for, the Company's

securities in particular. Supplementally, HCFP/Brenner Securities has informed the Company that if demand for the Company's units is strong, it will be more likely to allow the units to split prior to the 90th day and, conversely, if such demand is weak, then it will be more likely to require the passing of the full 90-day period.

RISK FACTORS, PAGE 9

7.       PLEASE ADD A SEPARATE RISK FACTOR TO ADDRESS THE NUMBER OF "BLANK CHECK
         FIRM COMMITMENT" OFFERINGS CURRENTLY IN THE MARKET PLACE, DISCLOSE THE
         NUMBER OF SUCH TRANSACTIONS WHICH HAVE FOUND BUSINESS COMBINATION
         CANDIDATES AND HAVE CONSUMMATED SUCH TRANSACTIONS, RESPECTIVELY, AND
         THE IMPACT COMPETITION BY SUCH ENTITIES COULD HAVE ON YOUR ABILITY TO
         LOCATE A TARGET AND SUCCESSFULLY COMPLETE A BUSINESS COMBINATION. IN
         ADDITION, PLEASE ADDRESS THE AGGREGATE AMOUNT OF OFFERING PROCEEDS THAT
         CURRENTLY SIT IN ESCROW.

          We have added a separate risk factor on page 11 of the prospectus entitled "Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to complete a business combination," which sets forth, based on knowledge we have obtained from publicly available information, the number of blank check firm commitment offerings currently in the market place, the number of such entities that have found business combination candidates and the number of such entities that have consummated such transactions. This risk factor also details the aggregate amount of offering proceeds that currently appear to be sitting in escrow with respect to such companies and the impact competition by such entities could have on the Company's ability to locate a target and complete a business combination.

PROPOSED BUSINESS, PAGE 26

8.       PROVIDE, HERE OR IN AN APPROPRIATE PLACE, A DISCUSSION OF THE RESEARCH
         AND/OR DILIGENCE UNDERTAKEN OR TO BE UNDERTAKEN CONCERNING THE MEDIA
         AND ENTERTAINMENT INDUSTRY WHICH HAS RESULTED IN THE COMPANY
         DETERMINING TO UNDERTAKE TRANSACTIONS IN THE INDUSTRY INCLUDING, BUT
         NOT LIMITED TO THE INDUSTRY ITSELF AS WELL AS THE SEGMENTS WITHIN THE
         INDUSTRY, THE PRIMARY FACTORS IN THE INDUSTRY AND SEGMENTS WHICH MAKE A
         POTENTIAL ACQUISITION DESIRABLE/UNDESIRABLE, THE EXISTENCE, NUMBER OF
         AND CHARACTERISTICS OF THE POTENTIAL ACQUISITION CANDIDATES WITHIN EACH
         SEGMENT, AND THE LIKELIHOOD OR PROBABILITY FOR SUCCESS OF A PROPOSED
         BUSINESS COMBINATION TRANSACTION WITHIN EACH INDUSTRY SEGMENT.

         The Company has not undertaken any research and/or diligence concerning the media and entertainment industry that has resulted in the Company determining to undertake transactions in such industry. The Company has relied on management's business experience and expertise both generally, in the media and entertainment industry, and specifically, in the nonfiction programming and distribution segments of such industry, in determining to focus on transactions in such industry and such industry segments. We have revised the disclosure in the "Proposed Business" section at the end

of the subsection entitled "The media and entertainment industry" on page 28 to indicate the foregoing.

9.       WE NOTE THAT YOU HAVE ACQUIRED A DATABASE OF 297 DOMESTIC COMPANIES IN
         THE DVD AND VIDEO PRODUCTION INDUSTRY SEGMENT. DISCLOSE THIS FACT UNDER
         "WE HAVE NOT IDENTIFIED A TARGET BUSINESS" ADVISE FROM WHOM YOU
         ACQUIRED THIS DATABASE AND DISCLOSE IN THE PROSPECTUS WHETHER THE
         DATABASE INCLUDES ALL COMPANIES OPERATING IN THIS SEGMENT. TO THE
         EXTENT IT DOES NOT, DISCLOSE THE CRITERIA BY WHICH THE 297 COMPANIES
         WERE SELECTED.

         The Company has not acquired any list of potential targets from any third party. We have revised the disclosure in the "Proposed Business" section under the subsection entitled "- Selection of a target business and structuring of a business combination" on page 30 and added disclosure in the "Summary"
section on page 1 and in the risk factor entitled "Since we are not limited to any particular industry or any target business with which to complete a business combination..." on page 12 to indicate that the Company's management generated a list of companies in the DVD and video segment of the media and communications industry from their own informal internet search. We have also indicated on page
29 that management of the Company does not know if the list is a complete list of companies operating in this segment as this search was not, and was not intended to be, an exhaustive search of potential companies in this segment.
Moreover, as now indicated in such disclosure, the Company's management has not examined the list in detail to determine whether additional companies should or could be included in such list, nor has it examined any company on the list to determine whether it would be a suitable or attractive target business for the
Company.

10.      YOU STATE UNDER "SOURCES OF TARGET BUSINESS" THAT YOU DO NOT PRESENTLY
         ANTICIPATE ENGAGING THE SERVICES OF PROFESSIONAL FIRMS THAT SPECIALIZE
         IN BUSINESS COMBINATIONS ON ANY FORMAL BASIS. AS YOU POINT OUT IN
         RESPONSE 7 DATED MAY 3, 2005, SECTION 3.23 OF THE UNDERWRITING
         AGREEMENT SETS FORTH THE TERMS BY WHICH YOU HAVE ENGAGED THE
         REPRESENTATIVE TO ACT AS YOUR INVESTMENT BANKER IN CONNECTION WITH A
         BUSINESS COMBINATION. PLEASE REVISE THE DISCLOSURE AS APPROPRIATE TO
         RECONCILE THIS INCONSISTENT DISCLOSURE.

         To reconcile the inconsistency, we have revised the disclosure in the
"Proposed Business" section in the last paragraph of the subsection entitled "-
Selection of a target business and structuring of a business combination" on page 31 to clarify that the Company will have entered into a non-exclusive agreement with HCFP/Brenner Securities LLC as of the date of the prospectus to act as its investment banker for purposes of assisting the Company in structuring a business combination and negotiating its terms (but not for purposes of locating or identifying potential target businesses) and cross referenced to such section from the earlier subsection entitled "Sources of target business."

CERTAIN TRANSACTIONS, PAGE 41

11.      THE STAFF NOTES YOUR RESPONSE TO OUR PRIOR COMMENT 19. HOWEVER, A
         STATEMENT AS TO THE FUTURE ACTIONS TAKEN BY THE COMPANY, WITHOUT
         PROVIDING ANY BASIS FOR THE ASSERTION AS TO THE FUTURE ACTION TO BE
         TAKEN, IS ILLUSORY AND GRATUITOUS. WE NOTE THE NEW DISCLOSURE ON PAGE
         42 TO THE EFFECT THAT THE COMPANY WILL REQUIRE THE PRIOR APPROVAL OF
         ITS INDEPENDENT DIRECTORS (IF ANY) OF SUCH TRANSACTIONS, WHICH WOULD
         PROVIDE A BASIS FOR THE COMPANY'S STATEMENT.

         The Company will not enter into any such transaction unless the
"independent" (or, if there are none, the "disinterested") directors determine that such transaction is on terms no less favorable to the Company than those available to it from unaffiliated third parties. We have revised the disclosure in the last paragraph of the "Certain Transactions" section on page 45 to indicate the foregoing.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                    Very truly yours,

                                                    /s/ Jeffrey M. Gallant

                                                    Jeffrey M. Gallant

cc:      Stuart B. Rekant
         Robert B. Becker
         Ira Scott Greenspan
         Brad L. Shiffman, Esq.
         David Alan Miller, Esq.

                                   SCHEDULE A
                                   ----------

Millstream Acquisition Corporation
     Form S-1 File Number: 333-105388
     Date of Effectiveness: August 25, 2003
     Status of Offering: Consummated Business Combination
     Amount in Escrow: N/A
     Issuer Counsel: Klehr, Harrison, Harvey, Branzburg & Ellers LLP
     Underwriter Counsel: Graubard Miller
     Directors: Arthur Spector, Robert E. Keith, Jr., Heinz C.
        Schimmelbusch, Don K. Rice
     Officers:  Arthur Spector

CEA Acquisition Corporation
     Form S-1 File Number: 333-110365
     Date of Effectiveness: February 12, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $20,745,997
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: J. Patrick Michaels, Jr., Donald Russell,
        Robert Moreyra, Brad Gordon
     Officers: J. Patrick Michaels, Jr., Donald Russell,
        Robert Moreyra, Brad Gordon

Chardan China Acquisition Corporation
     Form S-1 File Number: 333-111970
     Date of Effectiveness: March 16, 2004
     Status of Offering: Seeking Shareholder Approval for Business
         Combination
     Amount in Escrow: $20,735,328
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Davis & Gilbert LLP
     Directors: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper
     Officers: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper

Great Wall Acquisition Corporation
     Form S-1 File Number: 333-110906
     Date of Effectiveness: March 17, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $23,364,404
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Littman Krooks LLP
     Directors: Kin Shing Li
     Officers: Kin Shing Li

Tremisis Energy Acquisition Corporation
     Form S-1 File Number: 333-113583
     Date of Effectiveness: May 12, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $33,442,528
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Lawrence S. Coben, Isaac Kier, David A. Preiser, Jon Schotz
     Officers: Lawrence S. Coben, Isaac Kier

Arpeggio Acquisition Corporation
     Form S-1 File Number: 333-114816
     Date of Effectiveness: June 24, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $35,641,108
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Eric S. Rosenfeld, Arnaud Ajdler, Leonard B. Schlemm, Jon Bauer,
        Colin D. Watson, James G. Dinan
     Officers: Eric S. Rosenfeld, Arnaud Ajdler

Trinity Partners Acquisition Company Inc.
     Form S-1 File Number: 333-115319
     Date of Effectiveness: July 29, 2004
     Status of Offering: Seeking Shareholder Approval for Business Combination
     Amount in Escrow: $6,565,000
     Issuer Counsel: Sonnenschein Nath & Rosenthal LLP
     Underwriter Counsel: Graubard Miller
     Directors: Lawrence Burstein, James Scibelli, David Buckel, Theodore Kesten
     Officers: Lawrence Burstein, James Scibelli

Rand Acquisition Corporation
     Form S-1 File Number: 333-117051
     Date of Effectiveness: October 27, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $23,804,261
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Laurence Levy, Isaac Kier, Sandeep D. Alva
     Officers: Laurence Levy

China Unistone Acquisition Corporation
      Form S-1 File Number: 333-117639
      Date of Effectiveness: November 18, 2004
      Status of Offering: Searching for Acquisition Candidate
      Amount in Escrow: $17,622,000
      Issuer Counsel: Graubard Miller
      Underwriter Counsel: Davis & Gilbert LLP
      Directors: Chih T. Cheung, James Z. Li, Dr. Jian Gao, James T. Mauck
      Officers: Chih T. Cheung, James Z. Li, James Preissler

International Shipping Enterprises, Inc.
     Form S-1 File Number: 333-119719
     Date of Effectiveness: December 10, 2004
     Status of Offering: Seeking Shareholder Approval for Business Combination
     Amount in Escrow: $180,691,163
     Issuer Counsel: Gusrae, Kaplan & Bruno, PLLC
     Underwriter Counsel: Graubard Miller
     Directors: Angeliki Frangou, Vasiliki Papaefthymiou, Spyridon Magoulas,
        John Stratakis, Julian David Brynteson
     Officers: Angeliki Frangou, Dragan Topalovich, Vasiliki Papaefthymiou

Millstream II Acquisition Corporation
     Form S-1 File Number: 333-119937
     Date of Effectiveness: December 17, 2004
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $23,736,000
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Arthur Spector, Robert E. Keith, Jr., Heinz C. Schimmelbusch,
        Don K. Rice
     Officers:  Arthur Spector

Aldabra Acquisition Corporation
     Form S-1 File Number: 333-121610
     Date of Effectiveness: February 17, 2005
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $49,336,000
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Olshan Grundman Frome Rosenzweig & Wolosky LLP
     Directors: Nathan Leight, Jason Weiss, Jonathan W. Berger, Peter Deutsch,
        Stewart Gross
     Officers: Nathan Leight, Jason Weiss, Lyla Oyakawa, Robert Plotkin

Ardent Acquisition Corporation
     Form S-1 File Number: 333-121028
     Date of Effectiveness: February 24, 2005
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $36,222,000
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Barry J. Gordon, Marc H. Klee, Robert Brill, Arthur H. Goldberg,
        Philip Goodman
     Officers: Barry J. Gordon, Marc H. Klee, Alan J. Loewenstein, Robert Sroka

Mercator Partners Acquisition Corp.
     Form S-1 File Number: 333-122303
     Date of Effectiveness: April 11, 2005
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $46,460,000
     Issuer Counsel: Eaton & Van Winkle LLP
     Underwriter Counsel: Graubard Miller
     Directors: H. Brian Thompson, Rhodric C. Hackman, Lior Samuelson,
        David Ballarini
     Officers: H. Brian Thompson, Rhodric C. Hackman, Lior Samuelson,
        David Ballarini

Terra Nova Acquisition Corporation
     Form S-1 File Number: 333-122439
     Date of Effectiveness: April 18, 2005
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $24,816,000
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Vahan Kololian, Lee W. Chung, Jesse Gill, Brendan Calder,
        Roman Fedus, Randy Benson
     Officers: Vahan Kololian, Lee W. Chung, Jesse Gill

KBL Healthcare Acquisition Corp. II
     Form S-1 File Number: 333-122439
     Date of Effectiveness: April 21, 2005
     Status of Offering: Searching for Acquisition Candidate
     Amount in Escrow: $42,400,000
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Bingham McCutchen LLP
     Directors: Zachary Berk, O.D., Marlene Krauss, M.D., Michael Kaswan
     Officers: Zachary Berk, O.D., Marlene Krauss, M.D., Michael Kaswan

International Metal Enterprises, Inc.
     Form S-1 File Number: 333-122967
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Meister Seelig & Fein LLP
     Underwriter Counsel: Graubard Miller
     Directors: Alan Kestenbaum, Theodore Heilman, Michael Barenholtz
     Officers: Alan Kestenbaum, Theodore Heilman, Michael Barenholtz

Israel Technology Acquisition Corp.
     Form S-1 File Number: 333-123331
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Kramer Levin Naftalis & Frankel LLP
     Directors: Israel Frieder, Glen Shear, Dael Schnider, Victor Halpert
     Officers: Israel Frieder, Glen Shear, Dael Schnider

Courtside Acquisition Corp.
     Form S-1 File Number: 333-124380
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Kramer Levin Naftalis & Frankel LLP
     Directors: Richard D. Goldstein, Bruce M. Greenwald, Carl D. Harnick,
        Gregg H. Mayer, Dennis H. Leibowitz, Peter R. Haje
     Officers: Richard D. Goldstein, Bruce M. Greenwald, Carl D. Harnick,
        Gregg H. Mayer

Ithaka Acquisition Corp.
     Form S-1 File Number: 333-124521
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Foley & Lardner LLP
     Directors: Paul A. Brooke, Eric Hecht, John Glazer
     Officers: Paul A. Brooke, Eric Hecht, John Glazer

Chardan China Acquisition Corp. II
     Form S-1 File Number: 333-125016
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Blank Rome LLP
     Directors: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper
     Officers: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper

Chardan China Acquisition Corp. III
     Form S-1 File Number: 333-125018
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Blank Rome LLP
     Directors: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper
     Officers: Dr. Richard D. Propper, Jiangnan Huang, Li Zhang, Kerry Propper

Cocunut Palm Acquisition Corp.
     Form S-1 File Number: 333-125105
     Date of Effectiveness: N/A
     Status of Offering: Currently in Registration
     Amount in Escrow: N/A
     Issuer Counsel: Graubard Miller
     Underwriter Counsel: Olshan Grundman Frome Rosenzweig & Wolosky LLP
     Directors: Richard C. Rochon, Stephen J. Ruzika, Jack I. Ruff,
        Mario B. Ferrari, Robert C. Farenhem
     Officers: Richard C. Rochon, Stephen J. Ruzika, Jack I. Ruff,
        Mario B. Ferrari, Robert C. Farenhem